                                                                      EXHIBIT 12

                               AVISTA CORPORATION

                Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Consolidated
                             (Thousands of Dollars)


                                             12 Mos. Ended
                                                March 31,                       Years Ended December 31
                                                                 -----------------------------------------------------
                                                 2000              1999           1998           1997           1996
                                               --------          --------       --------       --------       --------
Fixed charges, as defined:
      Interest on long-term debt               $ 60,035          $ 62,032       $ 66,218       $ 63,413       $ 60,256
      Amortization of debt expense
        and premium - net                         3,039             3,044          2,859          2,862          2,998
      Interest portion of rentals                 4,514             4,645          4,301          4,354          4,311
                                               --------          --------       --------       --------       --------

          Total fixed charges                  $ 67,588          $ 69,721       $ 73,378       $ 70,629       $ 67,565
                                               ========          ========       ========       ========       ========


Earnings, as defined:
      Net income from continuing ops           $ 17,167          $ 26,031       $ 78,139       $114,797       $ 83,453
      Add (deduct):
        Income tax expense                       11,613            16,740         43,335         61,075         49,509
        Total fixed charges above                67,588            69,721         73,378         70,629         67,565
                                               --------          --------       --------       --------       --------

          Total earnings                       $ 96,368          $112,492       $194,852       $246,501       $200,527
                                               ========          ========       ========       ========       ========


Ratio of earnings to fixed charges                 1.43              1.61           2.66           3.49           2.97


Fixed charges and preferred dividend
  requirements:
      Fixed charges above                      $ 67,588          $ 69,721       $ 73,378       $ 70,629       $ 67,565
      Preferred dividend requirements(1)         63,568(2)         35,149         13,057          8,261         12,711
                                               --------          --------       --------       --------       --------

          Total                                $131,156          $104,870       $ 86,435       $ 78,890       $ 80,276
                                               ========          ========       ========       ========       ========


Ratio of earnings to fixed charges
  and preferred dividend requirements              0.73              1.07           2.25           3.12           2.50


(1) Preferred dividend requirements have been grossed up to their pre-tax level.

(2) For the twelve months ended March 31, 2000, the preferred dividend requirements amount includes the costs associated with converting the Series L Preferred Stock back into common stock.